UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*
TIM PARTICIPAÇÕES S.A.
(Name of Issuer)
Common shares, without par value
(Title of Class of Securities)
88706P 20 5
(CUSIP Number)
Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386
August 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88706P106
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,484,318,548
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,484,318,548
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,318,548
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.94%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 88706P106
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,484,318,548
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,484,318,548
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,318,548
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.94%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 88706P106
1.	Names of Reporting Persons. TIM Brasil Serviços e Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,484,318,548
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,484,318,548
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,318,548
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.94%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common shares, no par value (the “Shares”), of TIM Participações S.A., a Brazilian corporation (the “Issuer”). The Shares are traded on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (the “ADSs”) represented by American Depositary Receipts. The principal executive offices of the Issuer are located at Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil.

Item 2.  Identity and Background

The name of the person filing this statement is Telecom Italia S.p.A., an Italian corporation (“TI”).

The address of the principal office of TI is Piazza degli Affari 2, 20123 Milan, Italy. TI and its subsidiaries operate mainly in Europe, the Mediterranean Basin and South America. The TI group is engaged principally in the communications segment and, particularly, in the fixed and mobile national and international telecommunications segments, the television segment and the office products segment.

TI owns the Shares through Telecom Italia International N.V. (“TII”) and TIM Brasil Serviços e Participações  S.A. (“TIM BSP” and, together with TI and TII, the “TI Group”). TII, a Netherlands corporation with registered office in  Strawinskylaan 1627, 1077 XX Amsterdam, The Netherlands is a wholly-owned subsidiary of TI. TIM BSP, a Brazilian corporation with registered office in Avenida das Américas, 3434, Bloco 1, 6.º andar, Barra de Tijuca, Rio de Janeiro, RJ, Brazil is a wholly-owned subsidiary of TII, with the exception of one share held by each of the current three Directors of TIM BSP. Both TII and TIM BSP are holding companies.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of TI, TII and TIM BSP is set forth on Schedule A.

During the last five years, none of TI, TII or TIM BSP and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable. Please see “Purpose of Transaction” below.

Item 4.  Purpose of Transaction

On August 3, 2011 the Issuer completed the “migration” of its Shares (the “Migration”) to the “Novo Mercado”, a special listing segment of BM&FBovespa –Bolsa de Valores, Mercadorias e Futuros S.A., Brazil’s main stock exchange. Prior to the Migration 843,986,514 common shares of the Issuer (the “Existing Common Shares”) were outstanding, of which the TI Group owned 651,145,640, and 1,633,818,420 preferred shares of the Issuer without voting rights (the “Preferred Shares”) were outstanding, of which the TI Group owned 991,164,522. The Existing Common Shares owned by the TI Group represented 77.15% of the voting rights and, together with the Preferred Shares owned by the TI Group, represented 66.28% of the total capital of the Issuer. The remaining Existing Common Shares and Preferred Shares were owned by the public. Both the Existing Common Shares and the Preferred Shares were listed on the São Paulo Stock Exchange and the Preferred Shares were listed on the NYSE in the form of ADSs.

As required by Brazilian law, all the outstanding Preferred Shares were retired as a condition to completion of the Migration and exchanged for Shares. In compliance with this requirement, the Preferred Shares were exchanged for 1,373,387,764 Shares (the “Newly Issued Shares”) as of August 3, 2011, of which the TI Group received 833,172,907.

As a result of the Migration and the exchange of the Preferred Shares for Newly Issued Shares in connection thereof, the Issuer has now listed its Shares on the NYSE, which trade in the form of ADSs.

Prior to the Migration, the TI Group had control of the Issuer through its ownership of a majority of the Existing Common Shares. As a result of the Migration, the TI Group now only holds Shares. The total amount of Shares held by the TI Group following the Migration is 1,484,318,548, representing 66.94% of the total capital and the voting rights of the Issuer, as compared to 66.28% of the total capital prior to the Migration. The TI Group’s total voting rights have declined from 77.15% to 66.94% following the Migration. In the context of the Migration, the Issuer has also (i) converted the Preferred Shares of the preferred shareholders who exercised the withdrawal right granted to them by Brazilian law in connection with the Migration into Shares, and (ii) aggregated the fractions of shares resulting from the exchange of the Preferred Shares for Newly Issued Shares and treated the aggregated shares as whole Shares. The new Shares of the Issuer resulting from (i) and (ii) above, representing 0.04% of the Issuer’s total capital and voting rights, are now treated by the Issuer as treasury shares (the “New Treasury Shares”). The Issuer plans to cancel the New Treasury Shares through a resolution by the extraordinary shareholders’ meeting of the Issuer, to be held by the end of October 2011, in compliance with Brazilian law. This will result in a corresponding reduction in the stock capital of the Issuer.

The exchange of the Preferred Shares for the Newly Issued Shares in connection with the Migration and the completion of the Migration have not, and will not affect, the TI Group’s control of the Issuer. The TI Group’s control of the Issuer, and the nature of such control, has been fully set out in the Issuer’s Annual Report on Form 20-F for many years.

TI is filing this statement as a consequence of the Migration, the related exchange of the Preferred Shares for the Newly Issued Shares and the listing of the Shares on the NYSE in the form of ADSs. As a result, therefore, TI, TII and TIM BSP now hold directly or indirectly voting shares in the Issuer which, following the Migration, became subject to the reporting requirements under Section 13D of the Act. This statement is not filed in relation to any acquisition or disposition of the Shares by TI, TII or TIM BSP or any change in the TI Group’s control of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)      TI, for the purpose of Rule 13d-3 promulgated under the Act, indirectly owns 1,484,318,548 Shares, representing 66.94% of the outstanding Shares.

Except as set forth in this Item 5(a), none of TI, TII or TIM BSP or, to the best of their knowledge, any persons named in Schedule A hereto, owns beneficially any Shares.

(b)      TI, through its wholly-owned subsidiaries TII and TIM BSP, has sole power to vote and to dispose of 1,484,318,548 Shares.

(c)      No transaction in the Shares has been effected since June 13, 2011 by TI, TII or TIM BSP or, to their best knowledge, by any of the persons named in Schedule A hereto, other than in connection with the Migration.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2011
Date
/s/ Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

August 15, 2011
Date
/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

August 15, 2011
Date
/s/ Claudio Zezza
Signature

Claudio Zezza Chief Financial Officer TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of TI, TII and TIM BSP are set forth below.  Unless otherwise indicated, the business address of each person is the address of the respective company with which such person is associated.

Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors

Franco BERNABE’ – Piazza degli Affari 2, 20123 Milan, Italy	Executive Chairman of the Board of Directors of Telecom Italia S.p.A.
Marco PATUANO – Piazza degli Affari 2, 20123 Milan, Italy	Managing Director of Telecom Italia S.p.A.
Aldo MINUCCI – Piazza degli Affari 2, 20123 Milan, Italy	Vice Chairman of the Board of Directors of Telecom Italia
Cesar Izuel ALIERTA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman and Executive Chairman of the Board of Directors of Telefonica S.A. – Distrito C Edificio Central 1 floor – Ronda de la Comunication S/N – 28050 Madrid, Spain
Tarak BEN AMMAR – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors of Quinta Communications S.A. – Avenue Hoche, 16 – Paris 75008, France
Lucia CALVOSA – Piazza degli Affari 2, 20123 Milan, Italy	Professor of Commercial Law, Faculty of Economics, Pisa University – Via C. Ridolfi, 10 – 56124 Pisa
Elio CATANIA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors and Managing Director of ATM Group (Milan Transport Company) –Foro Buonaparte, 61 – 20121 Milan, Italy
Jean Paul FITOUSSI – Piazza degli Affari 2, 20123 Milan, Italy	Professor of Economics at the Institut d’Études Politiques in Paris – 69 quai d’Orsay, 75007 – Paris, France
Gabriele GALATERI DI GENOLA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors of Assicurazioni Generali S.p.A. – Piazza Duca degli Abruzzi 2 – 34132 Trieste
Julio LINARES LOPEZ – Piazza degli Affari 2, 20123 Milan, Italy	Chief Operating Officer of Telefonica S.A. – Distrito C Edificio Central 1 floor - Ronda de la Comunication S/N – 28050 Madrid, Spain
Gaetano MICCICHE’ – Piazza degli Affari 2, 20123 Milan, Italy	Head of Corporate & Investment Banking Division of Intesa San Paolo S.p.A. – Piazza della Scala, 6 – Milan, Italy
Renato PAGLIARO – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of Board of Directors of Mediobanca S.p.A. – Piazzetta Cuccia, 1 – 20121 Milan, Italy
Francesco PROFUMO – Piazza degli Affari 2, 20123 Milan, Italy	Rector of the Polytechnic of Turin – Corso Duca degli Abruzzi, 24 – 10129 Torino
Mauro SENTINELLI – Piazza degli Affari 2, 20123 Milan, Italy	Member of the Board of Directors of GSMA Ltd – Seventh Floor 5 New Street Square New Fetter Lane London, EC4A 3BF UK
Luigi ZINGALES – Piazza degli Affari 2, 20123 Milan, Italy	Professor of Entrepreneurship and Finance at the Graduate School of Business University of Chicago – 5807 S. Woodlawn Avenue – Chicago, IL 60637

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)

Franco BERTONE – Av. Alicia Moreau de Justo, 50 – Buenos Aires	Chief Executive Officer of Telecom Argentina S.A. – Av. Alicia Moreau de Justo, 50 – Buenos Aires
Franco BRESCIA – Piazza degli Affari 2, 20123 Milan, Italy	Head of Public & Regulatory Affairs – Telecom Italia S.p.A.
Stefano CIURLI - Piazza degli Affari 2, 20123 Milan, Italy	Head of Supply Chain & Real Estate – Telecom Italia S.p.A.
Antonino CUSIMANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Legal Affairs and General Counsel – Telecom Italia S.p.A.
Luca LUCIANI - Avenida das Américas, 3.434 - 7º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Diretor Presidente of Tim Brasil – Telecom Italia S.p.A.
Andrea MANGONI – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of Administration, Finance and Control &International Development – Telecom Italia S.p.A.
Antonio MIGLIARDI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Human Resources and Organization – Telecom Italia S.p.A.
Giuseppe Roberto OPILIO – Piazza degli Affari 2, 20123 Milan Italy	Head of Technology – Telecom Italia S.p.A.
Luca ROSSETTO – Piazza degli Affari 2, 20123 Milan Italy	Head of Consumer – Telecom Italia S.p.A.
Alessandro TALOTTA – Piazza degli Affari 2, 20123 Milan Italy	Head of National Wholesale Services – Telecom Italia S.p.A.

1  Same address as director’ or officer’s business address except where indicated.

Telecom Italia International N.V. (TII)

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Andrea MANGONI (Chairman) – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of Administration, Finance and Control &International Development – Telecom Italia S.p.A.
Francesco Saverio LOBIANCO (Chief Executive Officer) – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Executive Officer – Telecom Italia International N.V.
Francesco Saverio BRUNO – Piazza degli Affari 2, 20123 Milan, Italy	Manager – Telecom Italia S.p.A.
Stefano CIURLI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Purchasing – Telecom Italia S.p.A.
Roberto MORO – Piazza degli Affari 2, 20123 Milan, Italy	Director Taxation - Telecom Italia S.p.A.
Nicola VERDICCHIO– Piazza degli Affari 2, 20123 Milan, Italy	Head of International Legal Affairs – Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
Andrea LILLO – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Financial Officer – Telecom Italia International N.V.

 1   Same address as director’ or officer’s business address except where indicated.

TIM Brasil Serviços e Participações S.A. (TIM BSP)

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Gabriele GALATERI DI GENOLA (Chairman of the Board of Directors) – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors of Assicurazioni Generali S.p.A. – Piazza Duca degli Abruzzi 2 – 34132 Trieste
Luca LUCIANI - Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil
Manoel HORACIO Francisco da Silva – Avenida das Américas, 3.434 – 7º andar, 22640-102 Rio de Janeiro, RJ, Brazil
Diretor Presidente of Tim Brasil – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy Chairman of the Board of Directors – TIM Participações S.A.
Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)

Claudio ZEZZA- Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Chief Financial Officer – TIM Brasil
Lorenzo LINDNER- Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Chief Commercial Officer – TIM Brasil
ROGER Sole Rafols - Avenida das Américas, 3.434 - 4º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Chief Marketing Officer – TIM Brasil
Daniel HERMETO - Avenida das Américas, 3.434 – bloco 6, 22640-102 Rio de Janeiro, RJ, Brazil
Mario GIRASOLE - Avenida das Américas, 3.434 – bloco 1, 22640-102 Rio de Janeiro, RJ, Brazil
Antonino RUGGIERO - Avenida das Américas, 3.434 – bloco 1, 22640-102 Rio de Janeiro, RJ, Brazil

Purchasing & Supply Chain Officer – TIM Brasil Regulatory Affairs Officer – TIM Brasil Wholesale Affairs Officer – TIM Brasil

 1   Same address as director’ or officer’s business address except where indicated.